Filed by LogMeIn, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: LogMeIn, Inc.

(Commission File No. 001-34391)

Date: July 26, 2016

This filing relates to a proposed business combination involving

LogMeIn, Inc., Citrix Systems, Inc. and GetGo, Inc.

The following information was emailed to certain employees of LogMeIn, Inc. on July 26, 2016.

LogMeIn Sales & Customer Care FAQ/Talking Points

Key Talking Points:

We believe LogMeIn and GoTo will have the combined talent and product portfolio to redefine the collaboration, customer engagement, and identity and access management markets.

We believe this will enable us to serve the needs of our customers today, and give us significant scale to expand our market reach, and accelerate product innovation to deliver more choice, greater possibilities and better business outcomes for all of our customers going forward.

Specifically, as we bring the best of both companies together, we believe we will have the combined strength required to:

1.	Combine the world’s best user experience with a seamless communications platform to transform the way people collaborate
2.	Enable simple and secure access for people and businesses as they evolve to an app and cloud-centric world
3.	Empower companies to reimagine customer engagement and support across all digital channels, devices, and media

Customers:

1.	How will our customers benefit from this merger?
•	We believe this merger brings together the best platforms in collaboration, support and engagement, and identity and access management to create one of the largest and most innovative software companies in the world.
•	It puts us in a great position to serve the needs of our customers and accelerate customer-focused innovation through an unparalleled combination of talent, scale, and market focus.
•	By combining efforts, we believe we have the proven platforms, best-in-class product portfolio, and the unparalleled talent required to shape and lead these markets for years to come.
•	We also believe that the influx of fresh thinking – on both sides – is advantageous to finding the best possible solutions to today’s most pressing customer needs.

2.	Why should we continue to give you our business?
•	LogMeIn has an amazing product portfolio and well-regarded brands.
•	We believe this puts us and our customers in a great future position where we can not only offer the best of the best, but also increase customer choice.
•	As we embark on this journey, customers should expect that their products will be supported for the foreseeable future, and that we have the best teams and the best platforms focused on solving their future needs.

3.	Will I still be able to purchase all of the products LogMeIn sells?
•	Yes. LogMeIn will continue to sell its full suite of collaboration, customer engagement and identity and access management products for the foreseeable future, and we believe we have the best teams and the best platforms focused on solving their future needs.

4.	It seems like this merger is focused on our collaboration, identify and access management, and customer engagement and support markets, what happens with products like Xively?
•	Until the transaction closes, LogMeIn will remain a standalone company focused on our customers as we continue to operate our business independently.
•	As we embark on this journey, customers should expect that their products will be supported for the foreseeable future, and that we have the best teams and the best platforms focused on solving their future needs.

5.	There is inherent product and business overlap. Do you expect to (will you) consolidate the product lines?
•	Both companies have amazing product portfolios and well regarded brands.
•	And both share a vision that propelled each organization to independently create purpose-built, on-demand applications that users love and that businesses trust—simply, securely and at scale. GoTo as a market pioneer, and LogMeIn as a market disruptor.
•	We believe this puts us and our customers in a great future position where we can not only offer the best of the best, but also increase customer choice.
•	We are certainly going to ensure that the combined company is best positioned to serve our customers, but we have a long way to go before we can comment on how and when we expect our roadmaps to officially merge.
•	As we embark on this journey, customers should expect that their products will be supported for the foreseeable future, and that we have the best teams and the best platforms focused on solving their future needs.

6.	Will the prices of LogMeIn’s or GoTo’s products be affected by the transaction?
•	Product pricing is based on a number of macroeconomic factors and is designed to ensure we can deliver our customers value for the products they purchase.
•	This merger will not have any specific impact on pricing decisions.
•	We will continue to approach how we price our products in a careful, thoughtful manner based on the value they provide to the market.

7.	Will LogMeIn customers see any disruption in service because of the transaction?
•	No, we do not anticipate any disruption in service because of the transaction.

•	As we embark on this journey, customers should expect that their products will be supported for the foreseeable future, and that we have the best teams and the best platforms focused on solving their future needs.

8.	Will GoTo products now be offered through LogMeIn?
•	No. Until the transaction closes, we will operate our businesses independently and remain focused on serving our customers’ needs.
•	It is too early to speculate how the go-to-market will evolve following the transaction.

9.	As a customer/business partner, whom do I contact if I have questions about the transaction?
•	We plan to continue to communicate additional relevant information as it becomes available and is made public. In the meantime, you can learn more about the announcement on our website <Link to LogMeIn GoTo Merger Press Release on GlobeNewswire.com> and our blog <Link to CEO Blog Post on Blog.LogMeInInc.com>.

10.	Will my normal LogMeIn contact still be employed? If not, who should I contact?
•	When two successful growing companies join together, the result is a combined organization that creates new and exciting opportunities. We believe the combination will lead to powerful new areas of innovation, new products and solutions. As such, upon the close of the transaction, there may be shifts in roles and your contact could change. We will communicate any changes as appropriate.
•	LogMeIn customers should continue to contact LogMeIn Sales and Support for LogMeIn products and solutions. Until this transaction is closed, LogMeIn and GoTo remain independent companies and will continue to operate their respective businesses as usual.

ADDITIONAL QUESTIONS

11.	What should I do during the pre-close period?
•	You should continue to perform your role as you have in the past. Until the transaction closes, we will remain a standalone company and focused on our customers as we continue to operate our business independently.

12.	How will our customers and partners be notified?
•	We have a robust communications plan in place to contact our key stakeholders and ensure they understand this deal, its potential in the future and our continued near-term competitive focus.

13.	What should I tell my customers and partners?
•	For now, it is business as usual. Until the transaction closes, we will remain focused on our customers/vendors as we continue to operate our business independently. We remain focused on our standalone business and are excited about what this transaction means for the combined company. If you receive any questions or concerns from your customers/vendors and are not sure how to address them, please contact Sharon Gould.

14.	What should I do if a customer asks a question I don’t have the answer to?
•	If you receive a question that you do not have the answer to, it is very important that you do not speculate or make up an answer. Please reach out to your supervisor/manager if you have questions or need additional information and politely tell your customer that you will find the answer for them.

15.	Will anything change about how we do business with our customers/partners?
•	Absolutely not. Until the transaction closes, we will remain focused on our customers as we continue to operate our business independently.

16.	If customers or partners want more information about the merger, where should I direct them?
•	Information about the transaction can be found in the press release and related public filings, which will be available at the Investor Relations section of the LogMeIn website. The LogMeIn blog is also a great spot to direct customers and partners to for further information. As information becomes available through this process, we intend to communicate consistently with all of our key stakeholders.

17.	What if someone from the media calls me to ask questions?
•	You should not provide media interviews. If a member of the media contacts you, indicate that you are not a spokesperson for either company and refer that person to Craig VerColen in Corporate Communications.

18.	What if a shareholder, analyst or financial institution calls me to ask questions about the merger?
•	You should not provide information. If a member of the financial community, a stockholder, or anyone from a bank contacts you, indicate that you are not a spokesperson for either company and refer that person to Rob Bradley in Investor Relations.

19.	Who can we contact if we need additional information?
•	Please feel free to reach out to your supervisor/manager if you have questions or need additional information.

20.	Can I reach out to my contacts at GoTo and begin working with them?
•	No. Until the transaction closes, which is expected to happen during the first quarter of 2017, we will remain independent companies. It is critically important that you do not communicate with any members of the GoTo team until after the transaction closes.

21.	What happens if we have joint customers? Who owns the customer relationship?
•	Until the transaction closes, which is expected to happen during the first quarter of 2017, we will remain independent companies. It is critically important that you do not communicate with any members of the GoTo team until after the transaction closes.
•	Your supervisor/manager will keep you informed on plans to integrate the LogMeIn and GoTo sales teams when the transaction closes. These plans will include information on how we will address joint customers.

Forward-Looking Statements

This communication contains “forward-looking statements” concerning LogMeIn, Inc. (“LMI”), Citrix Systems, Inc. (“Citrix”), GetGo, Inc. (“GetGo”), the proposed transactions and other matters. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the current expectations, beliefs and assumptions of the management of LMI, Citrix and GetGo concerning future developments, business conditions, the Company’s plans to issue dividends in connection with the transaction, and their potential effects. There can be no assurance that future developments affecting the parties will be those that the parties anticipate.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that LMI’s stockholders may not approve the issuance of the Company common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Citrix’s distribution of the shares of GetGo, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transactions, (6) failure to realize the estimated synergies or growth from the proposed transactions or that such benefits may take longer to realize than expected, (7) risks related to unanticipated costs of integration of GetGo by LMI, (8) the effect of the announcement of the proposed transactions or the consummation of the proposed transactions on the ability of LMI and Citrix to retain and hire key personnel and maintain relationships with their key business partners and customers, and on their operating results and businesses generally, (9) the length of time necessary to consummate the proposed transactions, (10) adverse trends in economic conditions generally or in the industries in which the LMI and Citrix operate, (11) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (12) LMI’s ability to compete effectively and successfully and to add new products and services, (13) LMI’s ability to successfully manage and integrate acquisitions, (14) the ability to attract new customers and retain existing customers in the manner anticipated, (15) unanticipated changes relating to competitive factors in the parties’ industries, and (16) the business interruptions in connection with the LMI’s technology systems. Discussions of additional risks and uncertainties are contained in LMI’s, Citrix’s and GetGo’s filings with the U.S. Securities and Exchange Commission (the “SEC”). None of LMI, Citrix or GetGo is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction, LogMeIn and GetGo intend to file registration statements with the SEC. LogMeIn will also file a proxy statement. Citrix stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and LogMeIn stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about LogMeIn, GetGo, Citrix and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Citrix upon written request to Investor Relations, 851 Cypress Creek Road, Fort Lauderdale, FL 33309, or by calling (954) 229-5758 or upon written request to LogMeIn, Investor Relations, 320 Summer Street, Boston, MA 02210 or by calling (781) 897-0694.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of LogMeIn. However, LogMeIn, Citrix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of LogMeIn in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of LogMeIn in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the [proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Citrix may be found in its Annual Report on Form 10-K filed with the SEC on February 18, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 29, 2016. Information about the directors and executive officers of LogMeIn may be found in its Annual Report on Form 10-K filed with the SEC on February 19, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 8, 2016.